===============================================================================

                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended:      April 18, 1999                      +------------------+
                  -------------------------------          | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |     0-22802      |
                [ ] Transition Report on Form 20-F         |                  |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBERS  |
                                                           |    100578 10 3   |
For the Transition Period Ended: ________________________  |    100578 AA 1   |
                                                           |    100578 AB 9   |
                                                           |    100578 AC 7   |
                                                           +------------------+
+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

--------------------------------------------------------------------------------
Full Name of Registrant
                             BOSTON CHICKEN, INC.
--------------------------------------------------------------------------------
Former Name if Applicable
                                Not Applicable
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
                           14123 Denver West Parkway
--------------------------------------------------------------------------------
City, State and Zip Code
                          Golden, Colorado 80401-4026

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[ ] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

                               See Attachment A
                               ----------------

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Amy S. Powers, Sr. Vice President & General Counsel        (303)               216-5772
     ---------------------------------------------------    --------------    -------------------------
               (Name)                                         (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Annual Report on Form 10-K for fiscal year ended
     December 27, 1998                                       [ ] Yes [X] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment B
                               ----------------
================================================================================

                             BOSTON CHICKEN, INC.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     June 3, 1999                   By: /s/ Lawrence E. White
     ---------------------                ----------------------------------
                                                Lawrence E. White
                                                Executive Vice President and
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


SEC 1344 (2-99)

                                  Attachment A
                                  ------------

     As previously reported in its Current Report on Form 8-K dated March 26, 1999, PricewaterhouseCoopers, LLP ("PWC"), the Company's independent auditors, had advised the Company that, absent sufficient competent evidential matter to support both the appropriateness of certain accounting methods and principles and the reasonableness of certain assumptions used by prior management in reporting certain estimates, PWC would likely be unable to opine on the Company's fiscal 1998 financial statements. At that time the Company expected that its 1997 year-end financial statements and possibly certain other prior period financial statements would be re-audited and restated. However, PWC has advised the Company it will not opine on the Company's 1997 or other prior period financial statements. In addition, PWC has advised the Company that because it will not opine on the 1997 year-end balance sheet, it also will not opine on the Company's 1998 cash flow or income statements, and is still in the process of auditing the Company's fiscal 1998 year-end balance sheet. Management believes it could be materially misleading to issue quarterly financial information prior to the completion of the 1998 year-end balance sheet audit and, therefore, does not expect to file its Quarterly Report on Form 10-Q for the quarter ended April 18, 1999 on a timely basis.

                                  Attachment B
                                  ------------

   The Company expects its first quarter 1999 operating results to reflect a net loss, which will include charges for Boston Market store impairments. In addition, the results of operations for the first quarter of 1999 will not be comparable to the respective quarter in 1998 due to the change in focus of the Boston Market restaurant system from a franchise system to a predominantly company-controlled system.